September 30, 2013

Anne Nguyen Parker

Accounting Branch Chief

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P.

Registration Statement on Form S-4

Filed July 1, 2013

File No. 333-189741

Current Report on Form 8-K

Filed February 22, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Response dated August 27, 2013

File No. 1-35317

Dear Ms. Nguyen Parker:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 20, 2013 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Response Letter Dated August 28, 2013

1.	We note your response to prior comment one indicates distributable cash flow (DCF) is used to assess your ability to generate sufficient cash flows to support distributions and fund capital expenditures. Moreover, you compare DCF to actual cash distributions and intend to include a calculation of overage or underage. As such, please provide additional analysis to help us understand how you determined DCF is a non-GAAP, performance measure rather than a liquidity measure. If DCF is a liquidity measure, as suggested by the association with distributions, you may not exclude charges or liabilities that required, or will require, cash settlement such as acquisition and related costs, and the Chevron transaction expense in your computation of DCF. Refer to Item 10(e)(ii)(A) of Regulation S-K for guidance on this matter. In addition, DCF as a liquidity measure should be reconciled to cash flows from operating activities.

Letter to Anne Nguyen Parker

September 30, 2013

Response: The Registrant considers DCF a performance measure because it relates operating performance to its ability to generate cash flow. The Registrant believes that DCF, like Adjusted EBITDA is viewed and widely used as a comparative performance measure by commercial banks, investment bankers, analysts, rating agencies and investors in evaluating performance of a publicly traded partnership relative to its peers and preset performance standards. The Registrant believes that its (or any publicly traded partnership’s) ability to generate distributable cash in excess of the amount of cash distributed pursuant to its partnership agreement (or its failure to do so) is a performance measure and is viewed in that light by investors. In contrast, the Registrant views cash on hand or available borrowing capacity under its revolving credit facility as liquidity measures, neither of which the Registrant uses in its determination of DCF.

2.	If Adjusted EBITDA is most appropriately identified as a performance measure and DCF as a liquidity measure, please present separate reconciliations, without overlap; i.e., DCF should not be based on Adjusted EBITDA.

Response: The Registrant acknowledges the Staff’s comment. As discussed in its response to the previous comment, the Registrant considers both Adjusted EBITDA and DCF to be performance measures. As such, the Registrant believes it has properly presented the reconciliations of non-GAAP measures.

3.	We have read your response to prior comments two and three and understand that you have included cash flows generated by properties or businesses prior to your ownership in calculating your non-GAAP measures of Adjusted EBITDA and DCF because you believe the effective date impacts the entitlement of economic benefits from the acquired properties. You further state that you issue additional units to finance a portion of the acquisitions and such units are entitled to quarterly cash distributions for the entire period if they are issued and outstanding as the date of record. However, we note you had no entitlement to the cash flows prior to the closing dates and neither consolidated the acquired properties or businesses nor recorded the economic benefits as of the effective dates. Therefore, we do not see appropriate rationale for presenting, in the context of your historical measures, activity of other entities related to periods prior to your having established control. Accordingly, please revise your presentation to eliminate these types of adjustments from non-GAAP measures that are presented in a historical context.

Response: In response to the Staff’s comment, the Registrant intends to clarify that the cash flows received with respect to acquired properties or businesses prior to the applicable closing date are not presented in a historical context. Specifically, the Registrant proposes to revise the presentation in its Registrant Statement on Form S-4 and future filings to eliminate cash flows generated by properties or business prior to its ownership from non-GAAP measures that are presented in a historical context and include the following sentence:

“Including adjustments for our acquisitions during the quarter to include cash flows subsequent to the effective date of those acquisitions, Adjusted EBITDA and DCF would have been $X.X million and $X.X million, respectively.”

Letter to Anne Nguyen Parker

September 30, 2013

The Registrant believes this additional information is appropriate and useful to investors because it permits investors to further evaluate the financial impact of acquisitions during the period.

4.	In your response to prior comment three you specify the reasons you transact swaptions and indicate the related premiums paid are amortized and charged to expense over the option period. Please tell us how you concluded your swaptions do not meet the definition of a derivative instruments pursuant to FASB ASC 815-10-15-83 and are not subject to the accounting requirements of FASB ASC 815-10-35-1, if this is your view. We would like to understand your amortization approach, indicating the value of the underlying options would be zero. Please describe any provisions that would require additional payments from you.

Response: The Registrant acknowledges the Staff’s comment, and notes that the swaptions it had previously entered into do meet the definition of a derivative instrument pursuant to FASB ASC 815-10-15-83. Accordingly, the Registrant applied the requirements of FASB ASC 815-10-35-1, which requires that the premium paid for the swaption contract (which represents the value of fixing a commodity price for the duration of the swaption term) is amortized on a straight-line basis across that swaption term. In addition and separately from the amortization of the premium, the Registrant marks-to-market the value of the swaption at the end of each reporting period, as required under FASB ASC 815-10-35-1, and includes the unrealized gain/loss within accumulated other comprehensive income under partner’s capital on its consolidated balance sheet. No additional payments are required from the Registrant upon exercise of a swaption and entering into the related swap derivative transaction.

5.	In instances where you elect to enter into a swap derivative transaction consistent with your right under the swaption, please address the following:

•	How you account for the difference in the current commodity price relative to the price fixed by the terms of the swaption on the day you elect to transact the swap;

•	How you account for the subsequent changes in value of such swaps and ultimate settlement of the swaps under US GAAP; and,

•	How you treat the cash received or cash paid for the ultimate settlement of swaps when calculating your non-GAAP measurements and whether you adjust for premiums that you paid to acquire or exercise the swaptions.

Response: The Registrant acknowledges the Staff’s comment, and notes that upon exercise of a swaption and entering into a swap derivative transaction, the fair value of the swaption at the date of exercise and conversion into a swap derivative becomes the initial fair value of the swap derivative. From the date of conversion and forward, the Registrant will continually evaluate the swap derivative for effectiveness. Assuming that the swap derivative is determined to be highly effective (which has been the Registrant’s experience in all previous instances of utilizing swaption transactions), the Registrant recognizes the fair value of the swap under the requirements of FASB ASC 815-10-35-1, along with all other swap derivatives entered into by the Registrant, whereby it marks the value of

Letter to Anne Nguyen Parker

September 30, 2013

the swap derivative to market at the end of each reporting period and includes the unrealized gain/loss within accumulated other comprehensive income under partners’ capital on its consolidated balance sheet. Upon ultimate settlement of the swap derivative, the Registrant includes the realized gain/loss as a component of the commodity sales revenue for the underlying transaction, which has historically been included within gas and oil production margin when calculating non-GAAP measures. As the premium paid at the time of entering into the swaption agreement has been fully amortized at the time of conversion into a swap by the Registrant, no additional adjustments are made.

6.	We note your response to prior comment seven which indicates that you estimate maintenance capital expenditures by multiplying forecasted future full year production margin by expected aggregate production decline of proved developed producing wells to determine a quantity that is then equated with first year production of unidentified properties, and that maintenance capital expenditures are the estimated capitalized cost of wells that will generate an estimated first year margin equivalent to such production margin decline. However, you also explain that maintenance capital expenditures are the sum of the estimate calculated in the prior year plus estimates for the decline in production margin from the wells connected during the current years and production acquired through acquisitions. Please address the following points related to your response:

•	Explain your reasons for submitting two explanations about how you are deriving your estimates of maintenance capital expenditures;

•	Tell us what targets you expect to achieve (e.g. maintain production or reserve levels) with respect to your maintenance capital expenditures;

•	Explain what production margin represents and clarify whether this is an amount based on volumes;

•	Clarify whether the estimated capitalized costs of wells are hypothetical or correspond to actual wells and explain how these costs are determined;

•	Tell us whether the wells associated with such costs have been or are assumed to have been fully developed and placed into production;

•	Explain how the production profiles are established, describe your underlying assumptions and the reasons you believe these are supportable;

•	Submit the analysis that you preformed to conclude that the decline in margin will be replaced by wells scheduled for development and production; and

•	Provide your calculation of estimated maintenance capital expenditures for the year ended December 31, 2012 and for the six months ended June 30, 2013.

Letter to Anne Nguyen Parker

September 30, 2013

Response: The Registrant acknowledges the Staff’s comments, and responds to each of the comments as follows:

•	The Registrant’s calculation of maintenance capital expenditures involves two components. First, at the beginning of the year, the Registrant estimates the capitalized cost of wells that will generate an estimated first year margin equivalent to the expected decline in production margin for the year. Then, from time to time during the year, the Registrant may adjust this estimate for the applicable remaining quarters in the calendar year for acquisitions and as it otherwise becomes aware of additional information that, in either case, would cause expected well costs, production declines, and well cash flows to differ materially from the original estimate. The Registrant believes that this method of estimated maintenance capital expenditures, which involves an initial estimate followed by periodic adjustments as necessary during the year, is generally consistent with the methods of other publicly traded partnerships in the exploration and production industry segment.

•	As stated above, the Registrant’s calculation of maintenance capital expenditures is an estimate of the portion of total capital expenditures needed to maintain production margin rather than production volume or reserve levels. Accordingly, the Registrant’s calculation of estimated maintenance capital expenditures is not based on a targeted amount of production volumes or reserve levels.

•	The Registrant notes that its production margin, which it attempts to maintain through the allocation of total capital expenditures to maintenance capital expenditures for each full calendar year period, represents hydrocarbon sales, including the effect of commodity derivatives, less production costs incurred for the period. The Registrant also notes that hydrocarbon sales generally represent net production volumes sold multiplied by the agreed upon sales price.

•

As described above, the Registrant calculates its estimate for maintenance capital expenditures on a full calendar year basis at the beginning of that calendar year and then adjusts this estimate periodically for the remaining quarters in the calendar year as capital projects progress and it becomes aware of additional information. Due to the timing of this calculation, the Registrant uses “hypothetical” wells and estimated costs for those wells in these calculations. The Registrant then adjusts its estimate of maintenance capital expenditures during the remaining quarters of the calendar year if it determines that its expected well costs are materially different than the original estimate. Well cost estimates utilized in the estimation of maintenance capital expenditures are consistent with budgeted

Letter to Anne Nguyen Parker

September 30, 2013

total expenditures for the calendar year. The estimated costs are derived by the Registrant through analysis of relevant factors, including historical costs of similar wells, characteristics of each individual well which could cause variation in costs, and changes in labor or material rates, among other items.

•	In order to match the annual decline in calendar year production margin for purposes of estimating maintenance capital expenditure, the Registrant assumes that wells included within its estimate are placed into production at the beginning of the same calendar year and generate a full calendar year production margin.

•	The Registrant notes that for the wells it includes in its estimate of maintenance capital expenditures for the period, the production profiles are taken from the Registrant’s reserve data included within its prior yearend reserve report, subject to adjustments by its reservoir engineers for individual characteristics of the wells expected to actually be drilled in the upcoming year. For instance, while the Registrant may have multiple Marcellus Horizontal wells in its reserve report, its reservoir engineers may adjust the production profile utilized in the upcoming year’s budgeted wells (and in its estimation of maintenance capital expenditures) based upon the knowledge that the wells expected to be drilled in the current year may have longer laterals and will be drilled in a different section of the basin. Additional support is included in the supplemental materials described below.

•	As requested, the Registrant has submitted supplementally to the Staff the analyses that were performed to support its estimate for full calendar year 2013 (prior to the EP Energy acquisition) and 2014 maintenance capital expenditures, which calculate the estimated capitalized cost of wells that will generate an estimated first year margin equivalent to the estimated production margin decline.

•	As requested, the Registrant has submitted supplementally to the Staff the analyses that were performed to support the actual amount of maintenance capital expenditures recognized for the year ended December 31, 2012 and for the six months ended June 30, 2013. As stated above, it calculates its estimate for maintenance capital expenditures on a full calendar year basis at the beginning of that calendar year and then adjusts this estimate periodically for the remaining quarters in the calendar year as capital projects progress and as it becomes aware of additional information.

Letter to Anne Nguyen Parker

September 30, 2013

7.	We note your response to prior comment eight. As previously requested, please provide a reconciliation of your non-GAAP measures of DCF to actual distributions made for all periods presented. Please explain the specific reasons for retaining any distributable cash in excess of distributions.

Response: The Registrant notes that it believes that master limited partnerships (MLP) strive and expect to maintain their current cash distribution in future quarterly periods, and expect to only increase such cash distributions when future DCF amounts allow for it and can be sustained. The Registrant also notes that it defines DCF as Available Cash prior to the establishment of any cash reserves. As the Registrant is required to distribute 100% of its Available Cash on a quarterly basis, Available Cash is equivalent to actual cash distributions paid on a quarterly basis. The Registrant respectfully submits that providing a reconciliation of such cash reserves is impracticable as the amounts reflect subjective enterprise factors such as exposure to unexpected commodity price and interest rate movements, variability of well productivity, seasonal weather effects, and other factors. The Registrant notes that such cash reserves or distribution coverage are not individual specific reserves, such as amounts associated with contingent liabilities, which would allow for a reconciliation of DCF to actual cash distributions for the period.

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 832-4130 or Lisa Washington, general counsel, at (215) 717-3387.

Sincerely,

/s/ Sean P. McGrath

Sean P. McGrath
Chief Financial Officer